Exhibit 99.1

LRAD CORPORATION REPORTS

RECORD FISCAL Q2 AND FIRST HALF FISCAL YEAR

REVENUES AND PROFITS

Company Expects Fifth Consecutive Fiscal Year of

Strong LRAD® Sales Growth

SAN DIEGO, CA, May 4, 2011 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of acoustic hailing devices (AHDs), today reported record quarterly revenues of $15.5 million and record quarterly net income of $5.7 million, or $0.17 per diluted share, for the quarter ended March 31, 2011 (fiscal Q2 2011). The Company also reported record revenues of $17.7 million, surpassing the Company’s total fiscal year 2010 revenues, and net income of $5.3 million, or $0.17 per diluted share, for the six months ended March 31, 2011.

“These record quarterly and first half results demonstrate the increasing global acceptance and use of LRAD systems by government, military and commercial customers to determine intent, resolve uncertain situations peacefully, and potentially save lives,” remarked Tom Brown, president and chief executive officer of LRAD Corporation. “We anticipate our growing pipeline of domestic and international business opportunities will result in a fifth consecutive fiscal year of strong LRAD sales growth.”

Revenues for fiscal Q2 2011 increased 369% to $15.5 million from $3.3 million recorded in fiscal Q2 2010. The strong revenue growth resulted from the delivery of a $12.1 million LRAD systems shipment to a military branch of a foreign government.

Gross profit for fiscal Q2 2011 was $10.9 million, or 70% of revenues, compared to $1.8 million, or 55% of revenues, for the quarter ended March 31, 2010. The increase was primarily due to the $12.1 million LRAD systems shipment.

Operating expenses for fiscal Q2 2011 increased 192% to $5.1 million, compared to $1.7 million for the same period in the prior year. The increase was primarily attributed to increases of $2.9 million in sales commission, primarily related to the large foreign military sale, $399,000 in bonus expense based on the Company’s expectations for meeting annual performance goals, and $110,000 in salaries and temporary staffing, offset by reductions of $51,000 for bad debt recovery and $58,000 in favorable marketing expenses.

Net income for fiscal Q2 2011 was $5.7 million, or $0.17 per diluted share, compared to net income of $164,000, or $0.01 per diluted share, for the same period last year. The increase in net income was primarily the result of higher revenues and gross margin in the quarter, partially offset by increased operating expenses and a reduction of a $77,000 unrealized gain on derivative revaluation related to warrant instruments.

For the six months ended March 31, 2011, revenues increased 107% to $17.7 million compared to $8.6 million for the six months ended March 31, 2010. For the first six months of fiscal 2011, gross profit was $11.9 million, or 67% of revenues, compared to $4.9 million, or 57% of revenues, for the same period a year ago. The increase in revenues and gross profit was primarily attributable to the delivery of a $12.1 million LRAD systems shipment to a military branch of a foreign government.

Operating expenses for the six months ended March 31, 2011 were $6.5 million, an increase of $3.1 million from the same period a year ago. The increase was primarily attributed to increases of $2.7 million in sales commissions, primarily related to the large foreign military sale, $329,000 in bonus expense based on the Company’s expectations for meeting annual performance goals, and $205,000 in salaries and temporary staffing, offset by reductions of $56,000 for marketing expenses, $87,000 in product certification and development costs, and $49,000 in favorable non-cash share-based compensation expense.

Net income for the six months ended March 31, 2011 was $5.3 million, or $0.17 per diluted share, compared to $2.0 million, or $0.06 per share, for the same six-month period last year. Profitable results during the first six months of fiscal 2011 were due to increased revenues and gross margins, partially offset by increased operating expenses and the reduction of a $674,000 unrealized gain on derivative revaluation related to warrant instruments. Additionally, the Company recorded an income tax provision of $112,000 for the six months ended March 31, 2011, compared to a provision of $96,000 for the six months ended March 31, 2010.

Cash and cash equivalents at March 31, 2011 increased to $11.4 million from $5.4 million at September 30, 2010, primarily due to net income during the six months ended March 31, 2011 and $4.3 million from the exercise of warrants. In addition to cash and cash equivalents, at March 31, 2011, the Company had restricted cash of $3.0 million that was pledged to support bank guarantees related to a customer sales contract. As of March 31, 2011, requirements for $1.8 million of the pledged cash had been fulfilled and the restrictions are expected to clear through the banks in the current quarter ending June 30, 2011.

Brown concluded, “We look forward to discussing our fiscal Q2 2011 results and other business developments this afternoon on our conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional sound systems are being used around the world in diverse applications including, fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2010. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	March 31, 2011 (Unaudited)	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$11,396	$5,421
Restricted cash	2,425	—
Accounts receivable, net	2,415	4,188
Inventories, net	3,279	2,784
Prepaid expenses and other	798	205
Assets of discontinued operations	81	113

Total current assets	20,394	12,711
Restricted cash	606	—
Equipment, net	79	124
Patents, net	242	278
Prepaid expenses - noncurrent	1,371	58

Total assets	$22,692	$13,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$858	$965
Accrued liabilities	1,460	1,815
Liabilities of discontinued operations	20	53

Total current liabilities	2,338	2,833

Total stockholders’ equity	20,354	10,338

Total liabilities and stockholders’ equity	$22,692	$13,171

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2011	2010	2011	2010
Revenues	$15,503	$3,303	$17,708	$8,553
Cost of revenues	4,635	1,476	5,848	3,700

Gross profit	10,868	1,827	11,860	4,853

Operating expenses:
Selling, general and administrative	4,390	1,256	5,444	2,426
Research and development	666	474	1,045	988

Total operating expenses	5,056	1,730	6,489	3,414

Income from operations	5,812	97	5,371	1,439
Other income	4	76	8	672

Income from continuing operations before income taxes	5,816	173	5,379	2,111
Provision for income taxes	(112)	(10)	(112)	(96)

Income from continuing operations	5,704	163	5,267	2,015
Income (loss) from discontinued operations, net of taxes	—	1	82	(32)

Net income	$5,704	$164	$5,349	$1,983

Net income per common share - continuing operations:
Basic	$0.18	$0.01	$0.17	$0.06
Diluted	$0.17	$0.01	$0.17	$0.06
Net income (loss) per common share - discontinued operations:
Basic	$0.00	$0.00	$0.00	$(0.00)
Diluted	$0.00	$0.00	$0.00	$(0.00)
Net income per common share:
Basic	$0.18	$0.01	$0.17	$0.06
Diluted	$0.17	$0.01	$0.17	$0.06
Weighted average common shares outstanding:
Basic	31,687,779	30,535,207	31,154,649	30,566,833

Diluted	32,606,414	30,611,648	32,068,244	31,152,482